Exhibit 99.2

ADDENDUM TO THE

CONVERTIBLE PROMISSORY NOTE DATED 9 JANUARY 2026

This addendum (the “Addendum”) is made on __________________________2026

AMONGST:

(1)	WELLE ENVIRONMENTAL (LUX) S. A. R. I., a company established under the laws of Luxembourg whose registered office is at 19 Rue de Bitbourg, 1273 Luxembourg (the “Lender”);

(2)	PRIMECH HOLDINGS LTD., a company established under the laws of Singapore (company registration no 202042000N) with its registered office at 23 Ubi Crescent, Singapore 408579 (the “Borrower”)

(each a “Party” and collectively, the “Parties”).

WHEREAS:

(A)	The Parties entered into a securities purchase agreement dated 31 December 2025 (the “Securities Purchase Agreement”). In furtherance of the Securities Purchase Agreement, the Parties entered into a convertible promissory note dated 9 January 2026 (the “First Convertible Promissory Note”).

(B)	The Parties are desirous of amending the terms of the First Convertible Promissory Note based on the terms and conditions set forth in this Addendum.

(C)	On or around the date of this Addendum, the Parties are separately entering into an addendum to amend the terms of the Securities Purchase Agreement.

IT IS HEREBY AGREED:

1.	Except as otherwise specifically provided herein, all capitalised terms used in this Addendum and not expressly defined herein shall have the respective meanings set forth in the First Convertible Promissory Note.

2.	Paragraph A3 of Attachment 1 of the First Convertible Promissory Note shall be deleted in its entirety and in its place, the following new Paragraph A3 shall be inserted:

““Conversion Price” means US$1.30 per Conversion Share.””

3.	Except to the extent expressly amended by the provisions of this Addendum, the terms and conditions of the First Convertible Promissory Note are hereby confirmed and shall remain in full force and effect. The First Convertible Promissory Note and this Addendum shall be read and construed as one document and this Addendum shall be considered to be part of the First Convertible Promissory Note and, without prejudice to the generality of the foregoing, where the context so allows, all references in the First Convertible Promissory Note to “this Note”, “hereof”, “herein”, “herewith”, “hereunder” and words of similar expression, shall be read and construed as references to the First Convertible Promissory Note as amended, modified or supplemented by this Addendum. If there is any inconsistency between the provisions of this Addendum and the First Convertible Promissory Note, the provisions of this Addendum shall (to the extent of such inconsistency) prevail.

4.	For the avoidance of doubt, in accordance with Clause 16 of the First Convertible Promissory Note, the parties hereto acknowledge and agree that this Addendum has been entered into with the prior written consent of both parties, and the amendments to the First Convertible Promissory Note contemplated by this Addendum are hereby approved by each party in writing.

5.	Waiver. The failure of any of the Parties hereto to at any time enforce any of the provisions of this Addendum shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Addendum or any provision hereof or the right of any of the parties hereto to thereafter enforce each and every provision of this Addendum. No waiver of any breach, non-compliance or non-fulfilment of any of the provisions of this Addendum shall be effective unless set out in a written instrument executed by the Party or Parties against whom or which enforcement of such waiver may be sought; and no waiver of any such breach, non-compliance or non-fulfilment shall be construed or deemed to be a waiver of any other or subsequent breach, non-compliance or non-fulfilment.

6.	Entire agreement. The First Convertible Promissory Note and this Addendum constitutes the entire agreement between the Parties about its subject matter and supersedes all previous agreements, understandings and negotiations on the subject matter.

7.	Counterparts. This Addendum may be executed by one or more Parties of this Addendum in any number of counterparts which together shall constitute one and the same Addendum. Any Party may enter into this Addendum by executing a counterpart and this Addendum shall not take effect until it has been executed by all Parties.

8.	Severability. If the whole or any part of a provision of this Addendum is void, unenforceable or illegal in a jurisdiction it is severed for that jurisdiction. The remainder of this document has full force and effect and the validity or enforceability of that provision in any other jurisdiction is not affected. This Clause has no effect if the severance alters the basic nature of this Addendum or is contrary to public policy.

9.	Third-party rights. A person or entity who is not a party to this Addendum has no right under the Contracts (Rights of Third Parties) Act 2001 of Singapore to enforce any term of this Addendum.

10.	Governing law and dispute resolution. Clauses 13 (Governing Law; Venue) and 14 (Arbitration of Disputes) of the First Convertible Promissory Note shall apply to this Addendum.

IN WITNESS WHEREOF this Addendum has been executed by or on behalf of each of the Parties hereto on the date before written.

The Lender

Executed by:

for and on behalf of
WELLE ENVIRONMENTAL (LUX) S. A. R. I.

The Borrower

Executed by:

for and on behalf of
PRIMECH HOLDINGS LTD.

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